Via Facsimile and U.S. Mail
Mail Stop 6010


April 7, 2006


Mr. Peter T. Kissinger
President, Chairman and CEO
Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, Indiana  47906

      Re:	Bioanalytical Systems, Inc.
		Form 10-K for Fiscal Year Ended September 30, 2005
		Filed January 18, 2006
	File No.  0-23357

Dear Mr. Kissinger:

      We have reviewed your March 28, 2006 response to our March
14,
2006 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Note 3. Acquisitions, page 40
1. We have read your response to comment 2. Tell us whether the value you ascribed to the facility and recorded in your financial statements at the acquisition date assumed it was FDA compliant. If so, tell us what the intangible asset "FDA compliant facility" represents. If not, it would appear to us that this asset is really part of the facility you acquired and should be part of its basis that you depreciate over the facility`s useful life.
*    *    *    *
      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant



Peter T. Kissinger
Bioanalytical Systems, Inc.
April 7, 2006
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